

February 17, 2021

Joseph D. Vittiglio
General Counsel and Corporate Secretary
Finch Therapeutics Group, Inc.
200 Inner Belt Road, Suite 400
Somerville, Massachusetts 02143

> **Re: Finch Therapeutics Group, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted February 9, 2021**
> **CIK No. 0001733257**

Dear Mr. Vittiglio:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1, Filed February 9, 2021

Prospectus Summary
Overview, page 1

1. We note your response to our prior comment 2 and the related revisions to the prospectus; however, the disclosure still contains statements suggesting your product candidates are safe or effective. Please revise such statements, including, as examples only, the following:

   • "CP101 is the only orally administered, microbiome therapeutic candidate drug in development with positive pivotal data demonstrating clinical efficacy in all stages of recurrent CDI."

- "CP101 has also demonstrated efficacy among patients diagnosed by either polymerase chain reaction."
- "In addition to demonstrating robust efficacy through the 8-week endpoint, a post-hoc analysis demonstrated that CP101's efficacy was robust over time."
- "We used data from these clinical trials to confirm potential mechanisms underlying the clinical efficacy observed with CP101 for recurrent CDI."
- "Data from over 40 FMT studies, including four randomized, placebo-controlled trials in ulcerative colitis and one randomized, placebo-controlled trial in Crohn's disease, have shown promising clinical efficacy with a favorable safety profile."
- "Based on the data we have generated with CP101 in recurrent CDI, where we have shown a favorable safety and efficacy profile…."

We remind you that determinations of safety and efficacy are solely within the purview of the FDA and not within the control of the company; therefore, favorable determinations should not be implied or assumed.

2. We note your response to our prior comment 4 and your expanded Summary risk factor disclosure that three of the company's competitors have a product candidate being evaluated in clinical trials for recurrent CDI. In light of this disclosure, please clarify your support for the statements that you are the only company with capabilities to pursue both targeted and enriched consortia, CP101 is the first orally administered, microbiome therapeutic candidate to meet its primary endpoint in a pivotal trial, and that you have the first and only late-stage, orally administered Complete Consortia product candidate.

Business
Our Approach, page 109

3. We note your response to our prior comment number 10. Please remove the reference to "potential first-in-class" product candidates like FIN-211 on page 111. This term may be interpreted to suggest that your product candidate has been or will be approved by the FDA.

Exhibits

4. We note that Exhibits 10.3 through 10.7 contain redactions but have not been marked as redacted in the Exhibit Index. In addition, the exhibits themselves do not contain the appropriate heading indicating that redactions are contained. Please revise the Exhibit Index to indicate the redactions and revise the exhibits to include a prominent statement on the first page that certain identified information has been excluded from the exhibit because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed. See Item 601(b)(2)(ii) of Regulation S-K.

Joseph D. Vittiglio
Finch Therapeutics Group, Inc.
February 17, 2021
Page 3

You may contact Tara Harkins at 202-551-3639 or Kate Tillan at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Courtney T. Thorne, Esq.